ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (the “Arrangement”) under Section 288 of the British Columbia Business Corporations Act (the “BCBCA”) involving Esperanza Resources Corp. (“Esperanza”), all as more particularly described and set forth in the Management Information Circular (the “Information Circular”) of Esperanza dated July 25, 2013, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended), is hereby authorized, approved and adopted;

2.

The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving Esperanza and implementing the Arrangement, the full text of which is set out in Appendix “B“ to the Information Circular, is hereby authorized, approved and adopted;

3.

The arrangement agreement (the “Arrangement Agreement”) between Esperanza, 0975064 B.C. Ltd. and Alamos Gold Inc., dated July 12, 2013, as may be further amended or modified in accordance with its terms, and all the transactions contemplated therein, the actions of the directors of Esperanza in approving the Arrangement and any amendments thereto and the actions of the officers of Esperanza in executing and delivering the Arrangement Agreement and any amendments thereto are hereby confirmed, ratified, authorized and approved;

4.

The de-listing of the common shares of Esperanza from the TSX Venture Exchange in connection with the Plan of Arrangement (the “De-listing”) be and is hereby approved and authorized;

5.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of Esperanza are hereby authorized and empowered, without further notice to, or approval of, any securityholders of Esperanza:

(a)

to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement;

(b)

subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement; or

(c)

not to proceed with the De-listing;

6.

Any one or more directors or officers of Esperanza is hereby authorized, for and on behalf and in the name of Esperanza, to execute and deliver, whether under corporate seal of Esperanza or not, all such agreements, applications, forms, waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)

all actions required to be taken by or on behalf of Esperanza, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)

the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Esperanza;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.